Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES

SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2010	2009	2008	2007	2006
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$228	$193	$201	$216	$260
Add interest element implicit in rentals	298	305	306	314	314

	526	498	507	530	574
Interest capitalized	0	0	0	0	1

Total fixed charges	$526	$498	$507	$530	$575

Income
Income before income taxes, noncontrolling interest, and extraordinary loss	$186	$420	$184	$1,452	$2,471
Deduct undistributed net income of unconsolidated companies	17	11	11	13	10

	169	409	173	1,439	2,461

Add
Fixed charges (excluding interest capitalized)	526	498	507	530	574

Income before fixed charges and income taxes	$695	$907	$680	$1,969	$3,035

Ratio of income to fixed charges	1.32	1.82	1.34	3.71	5.28